February 22, 2012

VIA EDGAR

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Li3 Energy, Inc.
Registration Statement on S-1, as amended
Initially filed July 1, 2011
File No. 333-175329

Dear Ms. Long:

Reference is made to the several letters dated July 28, 2011, October 14, 2011, December 16, 2011 and January 21, 2012 (collectively, the “Comment Letters”), to Li3 Energy, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-1, initially filed by the Company on July 1, 2011 with the Securities and Exchange Commission (the “Commission”) and amended from time to time thereafter (as amended, the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated so that the Registration Statement will become effective at 5:00 p.m. Eastern Time on February 24, 2012, or as soon as practicable thereafter.

Pursuant to the Staff’s request in the Comment Letters, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Av. Pardo y Aliaga 699, Of. 802

San Isidro, Lima, Peru

February 22, 2012

•	the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Luis Saenz
Luis Saenz, Chief Executive Officer
(principal executive officer)

/s/ Eric E. Marin
Eric E. Marin, Interim Chief Financial
Officer (principal financial and accounting officer)